SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2016

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] N. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

A Publicly-Held Company

Minutes of the Annual and Extraordinary General Shareholders’ Meetings of Ambev S.A. (“Company”), held on April 29, 2016, prepared in summary form:

1.      Date, Time and Venue: On April 29, 2016, at 2:00 p.m., at the Company’s headquarters located in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 4th floor.

2.      Convening Notice: The convening notice was published in the Official Gazette of the State of São Paulo on (i) March 30, (ii) March 31, and (iii) April 1st, 2016, on pages 400, 11 and 81, respectively, and on the newspaper “Valor Econômico” on (i) March 29, (ii) March 30, and (iii) March 31, 2016, on pages B5, B4 and C5, respectively.

3.      Attendance: Shareholders representing 87.9% of the voting capital of the Company, as evidenced by their signatures in the “Shareholders’ Attendance Book”. The meetings were also attended by the Co-Chairman of the Board of Directors of the Company, Mr. Victorio Carlos De Marchi, the representative of independent auditors Deloitte Touche Tohmatsu Auditores Independentes, Mr. Vagner Alves, the representatives of APSIS Consultoria Empresarial Ltda., Messers. Giancarlo Naldi Falkenstein and Alexandros Petridis Papadimitriou, and the members of the Fiscal Council, Messers. Celso Clemente Giacometti, James Terence Coulter Wright and Ary Waddington, as provided by law.

4.      Presiding Board: Mr. Victorio Carlos De Marchi, Chairman, and Mr. Paulo Cezar Aragão, Secretary.

5.      Resolutions: The following resolutions were taken by shareholders representing 87.9% of the Company’s voting capital attending the Meetings. Those legally prevented from voting abstained, and abstentions and dissenting votes were recorded in each case:

5.1.   By unanimous vote, to authorize the preparation of the Minutes of these Annual and Extraordinary General Meetings in summary form, as well as their publication with omission of the signatures of the attending shareholders, pursuant to article 130 and its paragraphs of Law No. 6.404/76.

Were registered 13,815,796,859 votes for, 0 votes against and 0 abstentions.

5.2.   At the Annual General Meeting:

(i)                 Following examination and discussion, the shareholders approved by majority vote and without reservation, the annual report and the Management’s accounts, as well as the financial statements for the fiscal year ended on December 31, 2015, together with the opinions of the Fiscal Council and the independent auditors report, all of which were published in full and within the statutory deadline, in the Official Gazette of the State of São Paulo and in the Valor Econômico, on February 25, 2016 on pages 2 to 14 and C27 to C41, respectively.

Were registered 13,599,863,006 votes for, 3,434,367 votes against and 212,499,486 abstentions.

(ii)                 The shareholders approved by majority vote the allocation of net income as set forth in the Management Proposal. Consequently, it was ratified, as stated on the financial statements approved herein and on the Management Proposal, the allocation of the total amount of (a) R$ 1,143,638,860.98 to the Tax Incentives Reserves, whereas: (i) R$ 1,096,481,364.23 for State ICMS tax incentives received by some units of the Company, (ii) R$ 45,818,275.12 for fiscal incentive of the State of Sergipe, as per Law No. 5,382/2004  and (iii) R$ 1,339,221.63 refer to Corporate Income Tax reinvestment incentive granted by SUDENE, as per article 19 of Law 8,167/91, as amended; and (b) R$ 2,114,422,117.48 to the Investment Reserves.

It was further ratified the anticipated distribution paid to the Company’s shareholders, in the form of dividends and interest on shareholders’ equity totaling R$ 9,257,830,840.07, to be deduced from the profit of the fiscal year of 2015,  as approved by the Board of Directors: (a) R$ 942,965,619.18  at the meeting held on February 23, 2015, at R$0.06 per share, as interest on shareholders’ equity, resulting in a net distribution of R$ 0.052 per share; (b) R$ 1,570,550,571.40 at the meeting held on May 13, 2015, at R$ 0.10 per share, as interest on shareholders’ equity, resulting in a net distribution of R$ 0.085 per share; (c) R$ 2,352,389,533.35, at the meeting held on August 28, 2015, at R$ 0.15 per share, as dividends; (d) R$ 2,352,754,159.20, at the meeting held on December 1st, 2015, at R$ 0.15 per share, as interest on shareholders’ equity, resulting in a net distribution of R$ 0.128 per share; and (e) R$ 2,039,170,956.94, at the meeting held on January 15, 2016, at R$ 0.13 per share, as interest on shareholders’ equity, resulting in a net distribution of R$ 0.111 per share. Pursuant to article 193, paragraph 1, of Law No. 6,404/76, as amended (“Law No. 6,404/76”), the Company shall not set up a legal reserve for the current fiscal year because the balance of said reserve plus the sum of the capital reserves mentioned in article 182, paragraph 1, of Law No. 6,404/76 are greater than 30% of the Company’s capital.

Were registered 13,815,439,901 votes for, 73,643 votes against and 283,315 abstentions.

(iii)             For the position of Fiscal Council members, with a term of office extending up to the Company’s next Annual General Shareholders’ Meeting that will decide on the Company’s financial statements for the fiscal year ending on December 31, 2016, by the shareholders representing the majority of the shares issued by the Company:

1)                  To reelect, as effective member of the Fiscal Council, Mr. James Terence Coulter Wright, Brazilian citizen, separated, civil engineer and accountant, bearer of the ID card No. 4,967,106-6 SSP/SP, and enrolled with the individual taxpayer’s registry - CPF under No. 872,316,898-68, resident and domiciled in the city of São Paulo, State of São Paulo, at Av. Prof. Luciano Gualberto, 908, Sala G-112, Cidade Universitária.

2)                  To elect, as effective member of the Fiscal Council, Mr. José Ronaldo Vilela Rezende, Brazilian  citizen, married, accountant, bearer of the ID card No. M-2.399.128 SSP/MG, and enrolled with the individual taxpayer’s registry - CPF under No. 501.889.846-15, resident and domicilied in the city of São Paulo, State of São Paulo, at Rua Barão de Capanema, 433, 4th floor, Jardins, ZIP Code 01411-011.

3)                  To reelect, as alternate members of the Fiscal Council, not bound to a specific effective member, Messrs. Emanuel Sotelino Schifferle, Brazilian citizen, married, engineer, bearer of the ID card No. 01,433,665-5 SSP/RJ and enrolled with the individual taxpayer’s registry - CPF under No. 009,251,367-00, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, at Av. Henrique Dodsworth 13/502; and Ary Waddington, Brazilian citizen, married, economist, bearer of the ID card No. 01,139,777-5 - IFP-RJ and enrolled with the individual taxpayer’s registry - CPF under No. 004,469,397-49, resident and domiciled in the City of Armação dos Búzios, State of Rio de Janeiro, at Rua E.9 Condomínio do Atlântico - Praia da Ferradura.

Were registered 12,703,608,442 votes for and 35,121,387 votes against.

(iv)             For the position of Fiscal Council member, with a term of office extending up to the Company’s next Annual General Shareholders’ Meeting that will decide on the Company’s financial statements for the fiscal year ending on December 31, 2016, as appointed by the shareholder Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, pursuant to item “a”, paragraph 4, of article 161 of Law No. 6,404/76:

1)                  To reelect Mr. Paulo Assunção de Sousa, Brazilian citizen, single, bank employee and economist, bearer of the ID card No. 029,822,611-11- DETRAN/RJ and enrolled with the individual taxpayer registry - CPF under No. 588,584,748-72, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, at Av. Praia de Botafogo, 501, 4º floor, Botafogo.

2)                  To elect, as alternate of the member appointed by the shareholder Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, Mr. Vinicius Balbino Bouhid, Brazilian citizen, single, bank employee and economist, bearer of the ID card No. 029562824 - DETRAN/RJ and enrolled with the individual taxpayers registry - CPF under No. 667.460.867/04, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, at Av. Afonso Arinos Melo Franco n° 285, apto. 206, Barra da Tijuca, CEP 22631-455.

The elected members of the Fiscal Council shall take office upon execution of the respective terms of investiture, along with the clearance statement required by law.

Were registered 897,361,382 votes for and 35,000,987 votes against.

(v)               The majority of the shareholders approved the ratification of the global compensation paid to the Company’s Board of Directors and Executive Officers for the year 2015, and, with respect to the global compensation of the Company’s Board of Directors and Executive Officers for the fiscal year of 2016, the majority of the shareholders approved the limit of R$ 89,411,542.44. This amount includes (a) the expenses related to recognition of fair value of the stock options which the Company is intending to grant in this fiscal year, based in the Company’s Stock Plan, and (b) the expenses related to recognition of fair value of the stock based compensation which the Company is intending to grant during this fiscal year, if the Share-Based Compensation Plan is approved, in both cases with accountable effects as per Technical Pronouncement CPC 10 on Share-Based Payment, with the Board of Directors being responsible for the allocation of this amount, pursuant to article 21, item “f” of the Company’s By-laws.

Further, it was decided, by majority vote, the amount of the global compensation of the Company’s Fiscal Council members for the fiscal year of 2016 in the amount of up to R$ 1,875,518.00, with the compensation of the alternates being in an amount equal to half of the amount received by the members, subject to the statutory limits.

Were registered 12,926,163,766 votes for, 869,544,284 votes against and 20,088,809 abstentions.

5.3.       At the Extraordinary General Meeting:

(i)   By majority, to approve, after examination and discussion, the Protocol and Justification of the Merger of Cervejarias Reunidas Skol Caracu S.A. (CNPJ nº 33.719.311/0001-64) (“Skol”) and Eagle Distribuidora de Bebidas S.A. (CNPJ n°12.268.405/0001-94) (“Eagle”) with and into the Company, executed on August 27, 2014 (“Protocol and Justification” and “Mergers”, respectively).

Were registered 13,809,554,795 votes for, 192,463 votes against and 1,489,552 abstentions.

(ii) To confirm, by majority of votes, the retention of Apsis Consultoria Empresarial Ltda. (enrolled with the Brazilian National Taxpayer’s Registry under CNPJ No. 27.281.922/0001-70) (the “Specialized Firm”) to prepare a valuation report of Skol and Eagle’s net equity, based on its book value, for purposes of section 227 and pursuant to section 8 of Brazilian Law No. 6,404/76 (the “Valuation Report”).

Were registered 13,808,873,529 votes for, 938,395 votes against and 1,424,886 abstentions.

(iii)                      To approve, by majority of votes, after examination and discussion, the Valuation Report, registering that the Specialized Firm’s attending representatives were available to provide all clarifications required in connection with the referred valuation report.

Were registered 13,808,165,816 votes for, 860,385 votes against and 2,210,609 abstentions.

(iv)                      To approve, by majority, the Mergers, pursuant to the Protocol and Justification.

Were registered 13,808,533,974 votes for, 587,880 votes against and 2,114,956 abstentions.

(v)            To note that:

1)        Merger will not result in an increase or decrease to the Company’s net equity or capital stock because the net equity of Skol and Eagle, both wholly-owned subsidiaries of the Company, is already fully reflected in the Company’s net equity, due to the Company’s observance of the equity method of accounting.

2)        With the liquidation of Skol and Eagle, as a result of Mergers, its shares will be extinguished, pursuant to item 1 of section 226 of Law No. 6,404/76, with no issuance of Company shares in consideration for shareholder rights in Skol and Eagle. By virtue of these facts, it was clarified that exchange ratios or withdrawal rights are inapplicable.

3)        Due to the characteristics of the Mergers, Ambev has consulted the Brazilian Securities Commission (“CVM”), requesting the waiver to comply with the applicable legal formalities set forth in sections 2 and 12 of Ruling No. 319/99 and with the preparation of the net equity valuation report required under section 264 of Law No. 6,404/76 (“Consultation”). CVM has granted the requested waiver, and such conclusion was confirmed by the shareholders.

4)        The Company’s Fiscal Council issued, on March 28, 2016, an opinion favorable to the Merger approved herein.

(vi)                      By majority, to authorize the Company’s Executive Committee to perform all acts necessary for the consummation of the Merger, including the termination of all registrations of Skol and Eagle with the competent federal, state and municipal bodies, safekeeping the accounting books of Skol and Eagle for the duration of the applicable legal term.

Were registered 13,809,849,688 votes for, 667,113 votes against and 720,009 abstentions.

(vii)                    By majority to approve the Share-Based Compensation Plan, as per the Management Proposal.

Were registered 13,062,100,312 votes for, 745,106,028 votes against and 4,030,470 abstentions.

6.      Approval and Closure: With no further matters on the agenda, these present Minutes were drawn up, and after being read and approved, were signed by the members of the Presiding Board and shareholders representing the majority that the resolutions taken in these Meetings require.

Signatures: Victorio Carlos De Marchi, Chairman; Paulo Cezar Aragão, Secretary. Members of the Fiscal Council, Messrs. Celso Clemente Giacometti, James Terence Coulter Wright and Ary Waddington. Representantive of Deloitte Touche Tohmatsu Auditores Independentes, Mr. Vagner Alves. Representantives of APSIS Consultoria Empresarial Ltda., Messrs. Giancarlo Naldi Falkenstein and Alexandros Petridis Papadimitriou. Shareholders: INTERBREW INTERNATIONAL B.V. (Represented by Monique Mesquita Mavignier de Lima); AMBREW S.à r.l. (Represented by Monique Mesquita Mavignier de Lima); FUNDAÇÃO ANTONIO E HELENA ZERRENNER INSTITUIÇÃO NACIONAL DE BENEFICÊNCIA (Represented by Eduardo Spinussi); VICTORIO CARLOS DE MARCHI; JOSÉ HEITOR ATTÍLIO GRACIOSO; CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOS DO BANCO DO BRASIL – PREVI (Represented by Vinicius Nascimento Neves); THE BANK OF NEW YORK MELLON – ADR DEPARTMENT (Represented by José Donizetti de Oliveira); COX MASTER FUNDO DE INVESTIMENTO DE AÇÕES e CLARI FUNDO DE INVESTIMENTO EM AÇÕES (Represented by Daniel Kim Ting); F. LAEISZ (Represented by Christian Bruno Schües); CHRISTIAN BRUNO SCHÜES; CLAUDIO DELGADO; PHILIPPE PRUFER; LUIZ CARLOS SCHMIDT RITTER, CATHERINE STUPAKOFF, BEATRIZ KUNNING, HANS HEINRICH KUNNING, THOMAS JAGODITS, ALEXANDRA PRUFER DE QUEIROZ CAMPOS ARAUJO, DUBLIN FUNDO DE INVESTIMENTO MULTIMERCADO INVESTIMENTO NO EXTERIOR CRÉDITO PRIVADO, VIENNA FUNDO DE INVESTIMENTO MULTIMERCADO INVESTIMENTO NO EXTERIOR CREDITO PRIVADO e SANDRA KUNNING CASQUEIRO (Represented by Philippe Prufer); BARTHE HOLDINGS LLC, BEWETT INTERNACIONAL LLC, TYLER FINANCE LLC, CONSTELLATION MASTER FUNDO DE INVESTIMENTO DE AÇÕES e COSTELLATION FEEDER II INST FUNDO DE INVESTIMENTO DE AÇÕES (Represented by Eduardo Rabelo Fotenelle Dumans); BB PREVIDENCIA AÇÕES FI, BB CAP AÇÕES FDO DE INVESTIMENTO, BB TOP MULTI BALANCEADO FI, BB AÇÕES IBRX ATIVO FI, BB TERRA DO SOL FI MM, BB CAP IBOVESPA INDEXADO FIA, BB ECO GOLD FDO DE INV EM AÇÕES, CLUBE DE INV DOS FUNC DA NOSSA CAIXA/NOSSO BANCO, BB TOP AÇÕES DIVIDENDOS FIA, BB TOP AÇÕES EXPORTAÇÃO FIA, BRASILPREV TOP AÇÕES DIVIDENDOS FDO DE

INVESTIMENTO, BRASILPREV TOP A FUNDO DE INVESTIMENTO EM AÇÕES, BB TOP MULTI INSTITUCIONAL LP FI MULTIMERCADO, BB TOP AÇÕES IBOVESPA INDEXADO FI, BB TOP AÇÕES SETORIAL CONSUMO FI, BB TOP AÇÕES IBRX INDEXADO FI, BB TOP AÇÕES IBOVESPA ATIVO FI, BB AÇÕES 22 FI, BB PREVIDENCIA ISE ATIVO FIA (Represented by Eduardo Tognetti); e ABERDEEN BRASIL EQUITY FUNDO DE INVESTIMENTO AÇOES, ABERDEEN GLOBAL - LATIN AMERICAN EQUITY FUND, ABERDEEN GLOBAL BRAZIL EQUITY FUND, ABERDEEN LATIN AMERICAN INCOME FUND LLC, ABERDEEN STRATEGIC BRASIL FUNDO DE INVESTIMENTO MULTIMERCADO, FCP MATIGNON ACTIONS EMERGENTES, THE ROYAL BANK OF SCOTLAND PLC AS DEPOSITARY OF ABERDEEN LATIN AMERICAN EQUITY FUND, EDMOND DE ROTHSCHILD LATIN AMERICA, ABBEY LIFE PENSIONS MANAGED FUND, ABBEY PENSION INTERNATIONAL FUND, ABERDEEN LATIN AMERICA EQUITY FUND, INC., ABERDEEN LATIN AMERICAN EQUITY FUND, A SERIES OF ABERDEEN FUNDS, ACADIAN EMERGING MARKETS ALPHA PLUS FUND TRUST, ACADIAN EMERGING MARKETS EQUITY FUND, ACADIAN EMERGING MARKETS MANAGED VOLATILITY EQUITY FUND, LLC, ADVANCED SERIES TRUST - AST LEGG MASON DIVERSIFIED GROWTH PORTFOLIO, ADVANCED SERIES TRUST - AST MFS GLOBAL EQUITY PORTFOLIO, ADVANCED SERIES TRUST - AST PARAMETRIC EMERGING MARKETS EQUITY PORTFOLIO, ADVANCED SERIES TRUST - AST PRUDENTIAL GROWTH ALLOCATION PORTFOLIO, ALASKA COMMON TRUST FUND, ALGER EMERGING MARKETS FUND, AMERICAN AIRLINES,INC.MASTER FIXED BENEFIT PENSION TRUST, AMERICAN BEACON ACADIAN EMERGING MARKETS MANAGED VOLATILITY FUND, ANCHOR GLOBAL EMERGING MARKETS EQUITY FUND, ARIZONA PSPRS TRUST, ASTON LMCG EMERGING MARKETS FUND, AT&T UNION WELFARE BENEFIT TRUST, BELLSOUTH CORPORATION RFA VEBA TRUST, BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND, BLACKROCK INSTITUTIONAL TRUST COMPANY, N.A., BLACKROCK MULTI-ASSET INCOME PORTFOLIO OF BLACKROCK FUNDS II, BMO MSCI ALL COUNTRY WORLD HIGH QUALITY INDEX ETF, BNY MELLON FUNDS TRUST - BNY MELLON INTERNATIONAL EQUITY INCOME FUND, BOARD OF PENSIONS OF THE EVANGELICAL LUTHERAN CHURCH IN AMERICA, BP PENSION FUND, BRITISH AIRWAYS PENSION TRUSTEES LIMITED - MAIN A/C, BRITISH AIRWAYS PENSION TRUSTEES LIMITED - MAIN A/C, BRITISH AIRWAYS PENSION TRUSTEES LTD. (MPF A/C), CAISSE DE DEPOT ET PLACEMENT DU QUEBEC, CAISSE DE DEPOT ET PLACEMENT DU QUEBEC, CAISSE DE DEPOT ET PLACEMENT DU QUEBEC, CALAMOS EMERGING MARKET EQUITY FUND, CALAMOS EVOLVING WORLD GROWTH FUND, CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM, CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM, CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM, CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM, CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM, CATHOLIC UNITED INVESTMENT TRUST,

CC&L Q GLOBAL EQUITY FUND, CC&L Q GROUP GLOBAL EQUITY FUND, CENTRAL STATES SOUTHEAST AND SOUTHWEST AREAS PENSION FUND, CENTRE GLOBAL SELECT EQUITY FUND, CF DV EMERGING MARKETS STOCK INDEX FUND, CHANG HWA COMMERCIAL BANK, LTD., IN ITS CAPACITY AS MASTER CUSTODIAN OF NOMURA BRAZIL FUND, CITIGROUP PENSION PLAN, CITY OF FRESNO RETIREMENT SYSTEMS, CLARIVEST EMERGING MARKETS EQUITY FUND, L.P., COLLEGE RETIREMENT EQUITIES FUND, COMMONWEALTH GLOBAL SHARE FUND 30, COMMONWEALTH SUPERANNUATION CORPORATION, DESJARDINS TACTICAL BALANCED FUND, DETROIT EDISON QUALIFIED NUCLEAR DECOMMISSIONING TRUST, DEUTSCHE X-TRACKERS MSCI ALL WORLD EX US HEDGED EQUITY ETF, DEUTSCHE X-TRACKERS MSCI ALL WORLD EX US HIGH DIVIDEND YIELD HEDGED EQUITY ETF, DEUTSCHE X-TRACKERS MSCI BRAZIL HEDGED EQUITY ETF, DEUTSCHE X-TRACKERS MSCI EMERGING MARKETS HIGH DIVIDEND YIELD HEDGED EQUITY ETF, DIVERSIFIED MARKETS (2010) POOLED FUND TRUST, DOMINION RESOURCES, INC. MASTER TRUST, DREYFUS INVESTMENT FUNDS - DIVERSIFIED EMERGING MARKETS FUND, DREYFUS OPPORTUNITY FUNDS - DREYFUS STRATEGIC BETA EMERGING MARKETS EQUITY FUND, DTE ENERGY COMPANY AFFILIATES EMPLOYEE BENEFIT PLANS MASTER TRUST, DTE VEBA MASTER TRUST, DUPONT CAPITAL EMERGING MARKETS FUND, DUPONT PENSION TRUST, DUPONT PENSION TRUST, EATON VANCE COLLECTIVE INVESTMENT TRUST FOR EMPLOYEE BENEFIT PLANS - EMERGING MARKETS EQUITY FUND, EGSHARES EM CORE EX-CHINA ETF, EMERGING HIGH DIVIDEND EQUITY FUND, EMERGING MARKETS EQUITY INDEX MASTER FUND, EMERGING MARKETS EQUITY INDEX PLUS FUND, EMERGING MARKETS EX-CONTROVERSIAL WEAPONS EQUITY INDEX FUND B, EMERGING MARKETS INDEX NON-LENDABLE FUND, EMERGING MARKETS INDEX NON-LENDABLE FUND B, EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND, EMPLOYEES RETIREMENT SYSTEM OF BALTIMORE COUNTY, EMPLOYEES' RETIREMENT SYSTEM OF THE STATE OF HAWAII, EXCEL LATIN AMERICA FUND, FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING MARKETS INDEX FUND, FIDELITY SALEM STREET TRUST: FIDELITY SERIES GLOBAL EX U.S. INDEX FUND, FIDELITY SALEM STREET TRUST: SPARTAN EMERGING MARKETS INDEX FUND, FIDELITY SALEM STREET TRUST: SPARTAN GLOBAL EX U.S. INDEX FUND, FLORIDA RETIREMENT SYSTEM TRUST FUND, FLORIDA STATE BOARD OF ADMINISTRATION, FUTURE FUND BOARD OF GUARDIANS, GAVEKAL KNOWLEDGE LEADERS EMERGING MARKETS ETF, GMAM GROUP PENSION TRUST II, GMAM INVESTMENT FUNDS TRUST, GMI INVESTMENT TRUST, GMO BENCHMARK-FREE FUND, A SERIES OF GMO TRUST, GOLDMAN SACHS ETF TRUST - GOLDMAN SACHS ACTIVE BETA EMERGING MARKETS EQUITY ETF, GOLDMAN SACHS FUNDS - GOLDMAN SACHS BRICS PORTFOLIO, GOLDMAN SACHS FUNDS - GOLDMAN SACHS GROWTH MARKETS PLUS EQUITY PORTFOLIO, GOLDMAN SACHS FUNDS II - GOLDMAN SACHS GMS

EMERGING MARKETS EQUITY PORTFOLIO, GOLDMAN SACHS GROWTH MARKETS EQUITY SUB-TRUST, GOTHIC  CORPORATION, GOTHIC ERP, LLC, GOTHIC HSP CORPORATION, HALLIBURTON CO EMPLOYEE BENEFIT MASTER TRUST, HARBOR CAPITAL GROUP TRUST FOR DEFINED BENEFIT PLANS, HARBOR INTERNATIONAL FUND, HOSTPLUS POOLED SUPERANNUATION TRUST, HP INVEST COMMON CONTRACTUAL FUND, IBM 401(K) PLUS PLAN, IBM DIVERSIFIED GLOBAL EQUITY FUND, ILLINOIS STATE BOARD OF INVESTMENT, INTECH GLOBAL ALL COUNTRY ENHANCED INDEX FUND LLC, INVESCO MACRO INTERNATIONAL EQUITY FUND, INVESCO MACRO LONG/SHORT FUND, ISHARES III PUBLIC LIMITED COMPANY, ISHARES MSCI ACWI ETF, ISHARES MSCI ACWI EX U.S. ETF, ISHARES MSCI BRAZIL CAPPED ETF, ISHARES MSCI BRIC ETF, ISHARES MSCI EMERGING MARKETS ETF, ISHARES MSCI EMERGING MARKETS MINIMUM VOLATILITY ETF, JAMES RALPH BOOTHE, JAPAN TRUSTEE SERVICES BANK, LTD RE: STB EMERGING MARKETS HIGH DIVIDEND EQUITY MOTHER FUND, JAPAN TRUSTEE SERVICES BANK, LTD. RE: RTB NIKKO BRAZIL EQUITY ACTIVE MOTHER FUND, JAPAN TRUSTEE SERVICES BANK, LTD. RE: STB DAIWA EMERGING EQUITY FUNDAMENTAL INDEX MOTHER FUND, JAPAN TRUSTEE SERVICES BANK, LTD. SMTB EMERGING EQUITY MOTHER FUND, JAPAN TRUSTEE SERVICES BANK, LTD. STB BRAZIL STOCK  MOTHER FUND, JOHN HANCOCK FUNDS II STRATEGIC EQUITY ALLOCATION FUND, JOHN HANCOCK VARIABLE INSURANCE TRUST INTERNATIONAL EQUITY INDEX TRUST B, KAISER PERMANENTE GROUP TRUST, KBC INVESTMENT TRUST, KBI DST EMERGING MARKET ESG FUND, KLEINWORT BENSON INVESTORS INSTITUTIONAL FUND PUBLIC LIMITED COMPANY, KLEINWORT BENSON INVESTORS INTERNATIONAL LTD MASTER CIT, LACM EMERGING MARKETS FUND L.P., LACM EMII, L.P., LAZARD INTERNATIONAL EQUITY (ACW EX-U.S.) TRUST, LAZARD INTERNATIONAL EQUITY SELECT PORTFOLIO, LAZARD WORLD DIVIDEND & INCOME FUND, INC, LEGAL & GENERAL COLLECTIVE INVESTMENT TRUST, LEGAL & GENERAL GLOBAL EMERGING MARKETS INDEX FUND, LEGAL & GENERAL GLOBAL EQUITY INDEX FUND, LEGAL & GENERAL INTERNATIONAL INDEX TRUST, LEGG MASON GLOBAL FUNDS PLC, LELAND STANFORD JUNIOR UNIVERSITY, LMCG COLLECTIVE TRUST, LOCKHEED MARTIN CORPORATION DEFINED CONTRIBUTION PLANS MASTER TRUST, LOCKHEED MARTIN CORPORATION DEFINED CONTRIBUTION PLANS MASTER TRUST, LOCKHEED MARTIN CORPORATION DEFINED CONTRIBUTION PLANS MASTER TRUST, MAJOR LEAGUE BASEBALL PLAYERS PENSION PLAN, MARQUIS INSTITUTIONAL GLOBAL EQUITY PORTFOLIO, MARTIN CURRIE EMERGING MARKETS FUND, MARYLAND STATE RETIREMENT & PENSION SYSTEM, MARYLAND STATE RETIREMENT & PENSION SYSTEM, MCKINLEY CAPITAL EMERGING MARKETS GROWTH FUND SERIES A, MCKINLEY CAPITAL EMERGING MARKETS GROWTH FUND SERIES B, MEMORIAL SLOAN KETTERING CANCER CENTER, MERCER QIF FUND PLC, MFS BLENDED RESEARCH INTERNATIONAL EQUITY FUND, MFS GLOBAL

EQUITY FUND, MFS GLOBAL EQUITY TRUST, MGI FUNDS PLC, MML GLOBAL FUND, MONTANA BOARD OF INVESTMENTS, NATIONAL COUNCIL FOR SOCIAL SECURITY FUND, NATIONAL COUNCIL FOR SOCIAL SECURITY FUND, NATIONAL WESTMINSTER BANK PLC AS DEPOSITARY OF M&G GLOBAL DIVIDEND FUND, NATIONAL WESTMINSTER BANK PLC AS DEPOSITARY OF M&G GLOBAL EMERGING MARKETS FUND A SUB FUND OF M&G INVESTMENTS FUNDS (7), NAV CANADA PENSION PLAN, NEUBERGER BERMAN SYSTEMATIC GLOBAL EQUITY TRUST, NEW YORK STATE TEACHERS RETIREMENT SYSTEM, NORGES BANK, NORGES BANK, NORTHERN MULTI - MANAGER EMERGING MARKETS EQUITY FUND, NORTHERN TRUST COLLECTIVE ALL COUNTRY WORLD INDEX (ACWI) EX-US FUND-LENDING, NORTHERN TRUST COLLECTIVE EMERGING MARKETS INDEX FUND-LENDING, NORTHERN TRUST INVESTMENT FUNDS PLC, NTCC COLLECTIVE FUNDS FOR EMPLOYEE BENEFIT TRUSTS, NTGI - QM COMMON DAILY ALL COUNTRY WORLD EX-US EQUITY INDEX FUND – LENDING, NTGI - QM COMMON DAILY ALL COUNTRY WORLD EX-US INVESTABLE MARKET INDEX FUND – LENDING, NTGI - QM COMMON DAILY EMERGING MARKETS EQUITY INDEX FUND – LENDING, NTGI - QM COMMON DAILY EMERGING MARKETS EQUITY INDEX FUND-NON LENDING, NTGI - QUANTITATIVE MANAGEMENT COLLECTIVE FUNDS TRUST, NUCLEAR ELECTRIC INSURANCE LIMITED, OCEANROCK INTERNATIONAL EQUITY FUND, OLD WESTBURY LARGE CAP STRATEGIES FUND, OMERS ADMINISTRATION CORPORATION, OREGON PUBLIC EMPLOYEES RETIREMENT SYSTEM, PACE INTERNATIONAL EMERGING MARKETS EQUITY INVESTMENTS, PICTET - EMERGING MARKETS HIGH DIVIDEND, PICTET - HIGH DIVIDEND SELECTION, PICTET GLOBAL SELECTION FUND - GLOBAL HIGH YIELD EMERGING EQUITIES FUND, PIMCO BALANCED INCOME FUND CANADA, PIMCO DIVIDEND AND INCOME BUILDER FUND, PIMCO DIVIDEND EMERGING MARKETS EQUITY SECTOR FUND LLC, PIMCO EQUITY SERIES: PIMCO BALANCED INCOME FUND, PIMCO EQUITY SERIES: PIMCO INTERNATIONAL DIVIDEND FUND, PIMCO FUNDS: GLOBAL INVESTORS SERIES PLC, PIMCO FUNDS: GLOBAL INVESTORS SERIES PLC, PIMCO GLOBAL DIVIDEND FUND, PIMCO GLOBAL DIVIDEND PORTFOLIO, POWERSHARES FTSE RAFI EMERGING MARKETS PORTFOLIO, POWERSHARES S&P EMERGING MARKETS LOW VOLATILITY PORTFOLIO, PRINCIPAL FUNDS, INC - GLOBAL DIVERSIFIED INCOME FUND, PRINCIPAL FUNDS, INC. - DIVERSIFIED INTERNATIONAL FUND, PRINCIPAL FUNDS, INC. - GLOBAL OPPORTUNITIES EQUITY HEDGED FUND, PRINCIPAL FUNDS, INC. - INTERNATIONAL EMERGING MARKETS FUND, PRINCIPAL GLOBAL INVESTORS COLLECTIVE INVESTMENT TRUST, PRINCIPAL GLOBAL INVESTORS FUNDS, PRINCIPAL LIFE INSURANCE COMPANY, PRINCIPAL LIFE INSURANCE COMPANY, PRINCIPAL VARIABLE CONTRACTS FUNDS INC - INTERNATIONAL EMERGING MARKETS ACCOUNT, PRINCIPAL VARIABLE CONTRACTS FUNDS, INC. - DIVERSIFIED INTERNATIONAL ACCOUNT, PYRAMIS GLOBAL EX U.S. INDEX FUND LP, PYRAMIS GROUP TRUST FOR

EMPLOYEE BENEFIT PLANS, PYRAMIS SELECT EMERGING MARKETS EQUITY TRUST, QS INVESTORS DBI GLOBAL EMERGING MARKETS EQUITY FUND LP, RAILWAYS PENSION TRUSTEE COMPANY LIMITED, RAYTHEON COMPANY MASTER TRUST, RETAIL EMPLOYEES SUPERANNUATION PTY LIMITED, ROTHKO ALL COUNTRIES WORLD EX-US EQUITY FUND, L.P., RUSSELL INSTITUTIONAL FUNDS, LLC - RUSSELL EMERGING MARKETS EQUITY PLUS FUND, SCHRODER GLOBAL BLEND FUND (CANADA), SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX ETF, SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND, SCRI ROBECO CUSTOMIZED QUANT EMERGING MARKETS FONDS, SCRI ROBECO INSTITUTIONEEL EMERGING MARKETS QUANT FONDS, SOUTHERN CA EDISON CO NUCLEAR FAC QUAL CPUC DECOM M T FOR SAN ONOFRE AND PALO VERDE NUC GEN STATIONS, SQUADRA TEXAS LLC, ST. JAMES'S PLACE WORLDWIDE OPPORTUNITIES UNIT TRUST, STATE FARM MUTUAL FUND TRUST INTERNATIONAL EQUITY FUND, STATE FARM VARIABLE PRODUCT TRUST INTERNATIONAL EQUITY FUND, STATE OF MINNESOTA STATE EMPLOYEES RETIREMENT PLAN, STATE OF NEW JERSEY COMMON PENSION FUND D, STATE OF NEW JERSEY COMMON PENSION FUND D, STATE OF NEW JERSEY COMMON PENSION FUND D, STATE OF WINSCONSIN INVESTMENT BOARD MASTER TRUST, STATE STREET GLOBAL ADVISORS LUXEMBOURG SICAV - SSGA EMERGING MARKETS SELECT EQUITY FUND, STATE STREET GLOBAL ADVISORS LUXEMBOURG SICAV - STATE STREET GLOBAL EMERGING MARKETS INDEX EQUITY FUND, STATE STREET TRT LTD AS DEP FOR SCOTTISH WID TRA AND SPECIALIST INV FDS ICVC - LATIN AMERICAN FUND, STATE STREET TRUSTEES LIMITED ATF ABERDEEN CAPITAL TRUST, STICHTING F&C MULTI MANAGER EMERGING EQUITY ACTIVE, STICHTING F&C MULTI MANAGER EMERGING EQUITY ACTIVE, STICHTING PENSIOENFONDS HORECA & CATERING, SUPERANNUATION ARRANGEMENTS OF THE UNIVERSITY OF LONDON, TD EMERALD HEDGED ALL COUNTRY WORLD INDEX EQUITY POOLED FUND TRUST, TD EMERALD LOW VOLATILITY EMERGING MARKET EQUITY POOLED FUND TRUST, TD EMERGING MARKETS LOW VOLATILITY FUND, TD GLOBAL LOW VOLATILITY FUND, TEACHER RETIREMENT SYSTEM OF TEXAS, TEACHER RETIREMENT SYSTEM OF TEXAS, TEACHER RETIREMENT SYSTEM OF TEXAS, TEACHER RETIREMENT SYSTEM OF TEXAS, THE BANK OF NEW YORK MELLON EMPLOYEE BENEFIT COLLECTIVE INVESTMENT FUND PLAN, THE CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM, THE CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM, THE CANADIAN MEDICAL PROTECTIVE ASSOCIATION, THE CHICAGO PUBLIC SCHOOL TEACHERS PENSION AND RETIREMENT FUND, THE DUKE ENDOWMENT, THE GOVERNMENT OF THE PROVINCE OF ALBERTA, THE LATIN AMERICAN DISCOVERY FUND, INC, THE MASTER TRUST BANK OF JAPAN, LTD AS TRUSTEE OF DAIWA BRAZIL STOCK OPEN - RIO WIND, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE OF PINEBRIDGE EMERGING MARKETS

EQUITY MOTHER FUND II, THE MASTER TRUST BANK OF JAPAN, LTD. RE: FRANK RUSSELL INVESTMENTS (JAPAN) LIMITED INTERN EQUIT FUND, THE MONETARY AUTHORITY OF SINGAPORE, THE NATURE CONSERVANCY, THE NOMURA TRUST AND BANKING CO., LTD. RE: INTERNATIONAL EMERGING STOCK INDEX MSCI EMERGING NO HEDGE MOTHER FUND, THE PENSION RESERVES INVESTMENT MANAGEMENT BOARD, THE PRESIDENT AND FELLOWS OF HARVARD COLLEGE, THE SCOTTISH AMERICAN INVESTMENT COMPANY P.L.C., THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO, THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO, THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO, THE WALT DISNEY COMPANY RETIREMENT PLAN MASTER TRUST, THREADNEEDLE SPECIALIST INVESTMENT FUNDS ICVC GLOBAL EQUITY INCOME FUND, TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY FUND, TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY INDEX FUND, TRANSAMERICA EMERGING MARKETS EQUITY, TREASURER OF THE STATE OF NORTH CAROLINA EQUITY INVESTMENT FUND POOLED TRUST, TRUST & CUSTODY SERVICES BANK, LTD. AS TRUSTEE FOR EMERGING EQUITY DIVERSIFIED INCOME PLUS FUND (PRIVATE PLACEMENT FUND), TRUST & CUSTODY SERVICES BANK, LTD. AS TRUSTEE FOR EMERGING MARKETS EQUITY INCOME PLUS MOTHER FUND, TRUST & CUSTODY SERVICES BANK, LTD. RE: EMERGING EQUITY PASSIVE MOTHER FUND, UAW RETIREE MEDICAL BENEFITS TRUST, UAW RETIREE MEDICAL BENEFITS TRUST, UAW RETIREE MEDICAL BENEFITS TRUST, UNITED TECHNOLOGIES CORPORATION MASTER RETIREMENT TRUST, UPS GROUP TRUST, USAA WORLD GROWTH FUND, UTAH STATE RETIREMENT SYSTEMS, VANGUARD EMERGING MARKETS SELECT STOCK FUND, VANGUARD EMERGING MARKETS STOCK INDEX FUND, VANGUARD FTSE ALL-WORLD EX-US INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS, VANGUARD FUNDS PUBLIC LIMITED COMPANY, VANGUARD FUNDS PUBLIC LIMITED COMPANY, VANGUARD FUNDS PUBLIC LIMITED COMPANY, VANGUARD INTERNATIONAL HIGH DIVIDEND YIELD INDEX FUND, VANGUARD INTERNATIONAL VALUE FUND, VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS, VERDIPAPIRFONDET ODIN EMERGING MARKETS, VICTORIAN SUPERANNUATION FUND, VIRGINIA RETIREMENT SYSTEM, VKF INVESTMENTS LTD, VOYA EMERGING MARKETS INDEX PORTFOLIO, VOYA INVESTMENT MANAGEMENT CO. LLC, WASHINGTON STATE INVESTMENT BOARD, WELLS FARGO (LUX) WORLDWIDE FUND, WELLS FARGO ADVANTAGE EMERGING MARKETS EQUITY INCOME FUND, WELLS FARGO DIVERSIFIED STOCK PORTFOLIO, WEST VIRGINIA INVESTMENT MANAGEMENT BOARD, WILSHIRE MUTUAL FUNDS, INC.-WILSHIRE INTERNATIONAL EQUITY FUND, WISDOMTREE EMERGING MARKETS EX-STATE-OWNED ENTERPRISES FUND, WISDOMTREE EMERGING MARKETS QUALITY DIVIDEND GROWTH FUND, WISDOMTREE GLOBAL EX-U.S. HEDGED DIVIDEND FUND, WISDOMTREE GLOBAL EX-U.S. QUALITY DIVIDEND

GROWTH FUND, WISDOMTREE GLOBAL HIGH DIVIDEND FUND, WYOMING RETIREMENT SYSTEM, ARISAIG LATIN AMERICA CONSUMER FUND LLC, M & G INVESTMENT MANAGEMENT LTD, M & G INVESTMENT MANAGEMENT LTD, THE LANKELLYCHASE FOUNDATION, PINEHURST PARTNERS, L.P., PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEXICO, VANDERBILT UNIVERSITY, ACCIDENT COMPENSATION CORPORATION, CAPITAL GROUP ALL COUNTRY WORLD EQUITY COMMON TRUST (US), CAPITAL WORLD GROWTH AND INCOME FUND, COLUMBIA CAPITAL ALLOCATION AGGRESSIVE PORTFOLIO, COLUMBIA CAPITAL ALLOCATION MODERATE AGGRESSIVE PORTFOLIO, COLUMBIA CAPITAL ALLOCATION MODERATE PORTFOLIO, CONSTRUCTION & BUILDING UNIONS SUPERANNUATION FUND, EQ ADVISORS TRUST - AXA INTERNATIONAL VALUE MANAGED VOLATILITY PORTFOLIO, EUROPACIFIC GROWTH FUND, FIDELITY INSTITUTIONAL FUNDS ICVC - SELECT EMERGING MARKETS EQUITIES FUND, FIDELITY INVESTMENT FUNDS - FIDELITY INDEX EMERGING MARKETS FUND, FIDELITY INVESTMENTS MONEY MANAGEMENT INC., FIDELITY INVESTMENTS MONEY MANAGEMENT INC., FRANKLIN TEMPLETON CORPORATE CLASS LTD, FRANKLIN TEMPLETON INVESTMENT FUNDS, FRANKLIN TEMPLETON INVESTMENT FUNDS, FRANKLIN TEMPLETON INVESTMENT FUNDS, FRANKLIN TEMPLETON INVESTMENT FUNDS, FSS TRUSTEE CORPORATION, GOVERNMENT PENSION FUND, INTERNATIONAL GROWTH AND INCOME FUND, JAPAN TRUSTEE SERVICES BANK,LTD AS T F T SUMITOMO T & B CO., LTD AS T F M S L A E F ( F Q I I ), JNL/CAPITAL GUARDIAN GLOBAL BALANCED FUND, JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND, JPMORGAN FUNDS, JPMORGAN FUNDS, JPMORGAN FUNDS, KAPITALFORENINGEN PENSAM INVEST, PSI 50 EMERGING MARKET AKTIER, MINEWORKERS`PENSION SCHEME, MISSOURI EDUCATION PENSION TRUST, MORGAN STANLEY INVESTMENT FUNDS LATIN AMERICAN EQUITY FUND, NEW WORLD FUND INC., NEW YORK STATE COMMON RETIREMENT FUND, NEW YORK STATE COMMON RETIREMENT FUND, NVIT INTERNATIONAL EQUITY FUND, OHIO POLICE AND FIRE PENSION FUND, OPTIMIX WHOLESALE GLOBAL EMERGING MARKETS SHARE TRUST, OPTIMIX WHOLESALE GLOBAL SHARE TRUST, SCHRODER INTERNATIONAL SELECTION FUND, SCHRODER INTERNATIONAL SELECTION FUND, STATE OF NEW MEXICO STATE INVESTMENT COUNCIL, STATE SUPER FINANCIAL SERVICES INTERNATIONAL EQUITIES SECTOR TRUST, TELSTRA SUPER PTY LTD AS TRUSTEE FOR TELSTRA SUPERANNUATION SCHEME, TELSTRA SUPER PTY LTD AS TRUSTEE FOR TELSTRA SUPERANNUATION SCHEME, THE CHANCELLOR MASTERS AND SCHOLARS OF THE UNIVERSITY OF OXFORD AS TRUSTEE OF THE OXFORD ENDOWMENT FUND, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBC400045787, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045828, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045829, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045833, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE

FOR MTBJ400045835, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045792, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045795, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045796, UNIVERSITIES SUPERANNUATION SCHEME LTD, VANGUARD INVESTMENT SERIES, PLC, VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND, A SERIES OF VANGUARD STAR FUNDS, VIRTUS EMERGING MARKETS EQUITY INCOME FUND, CLARITAS LONG SHORT MASTER FIM, BRAZIL PRIVATE LONG SHORT FIM, PORTFOLIO BRAZIL LLC, CLARITAS ACOES FIA (Represented by Rita de Cassia Serra Negra).

I certify that these Minutes are a faithful copy of the deliberations of the Minutes of the books of the Company.

São Paulo, April 29th, 2016.

/s/Paulo Cezar Aragão

Secretary

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2016

AMBEV S.A.

By:	/s/ Ricardo Rittes de Oliveira Silva
Ricardo Rittes de Oliveira Silva Chief Financial and Investor Relations Officer